UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the Month of November 2023

Commission File Number 001-40504

Tremor International Ltd.
(Translation of registrant’s name into English)

82 Yigal Alon Street, Tel Aviv 6789124, Israel
 (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Explanatory Note

On November 22, 2023, the Company issued an announcement titled “Tremor International Reports Results for the Three and Nine Months Ended September 30, 2023” pursuant to the AIM Market Rules, a copy of which is attached as Exhibit 99.1 to this Form 6-K.

Other than as indicated below, the information in this Form 6-K (including in Exhibit 99.1) shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act.

The IFRS financial information contained in the (i) condensed consolidated interim statements of financial position as of September 30, 2023 and as of December 31, 2022 (unaudited), (ii) condensed consolidated interim statements of operation and other comprehensive income (loss) for the three and nine months ended September 30, 2023 and 2022 (unaudited), (iii) condensed consolidated interim statements of changes in equity (unaudited), and (iv) condensed consolidated interim statements of cash flows for the nine months ended September 30, 2023 and 2022 (unaudited), and the accompanying notes thereto, included in the press release attached as Exhibit 99.1 to this Report on Form 6-K are hereby incorporated by reference into the Company’s Registration Statement on Form S-8 (File No. 333-258731) and shall be deemed to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

The following exhibit is furnished as part of this Form 6-K:

Exhibit 99.1	Company announcement dated November 22, 2023, “Tremor International Reports Results for the Three and Nine Months Ended September 30, 2023”.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Tremor International Ltd.

By:	/S/ Sagi Niri
Name:	Sagi Niri
Title:	Chief Financial Officer

Date: November 22, 2023

Exhibit List
Exhibit 99.1	Company announcement dated November 22, 2023, “Tremor International Reports Results for the Three and Nine Months Ended September 30, 2023”.